

05058201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT ON 1934**

For the fiscal year ended   December 31, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: <u>005-62335</u>

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Bank of Hampton Roads Defined Contribution 401(k) Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Hampton Roads Bankshares, Inc., 201 Volvo Parkway, Chesapeake, Virginia 23320.

Required Information.

     In lieu of Items 1-3 of this Form 11-K, certain financial information regarding the Plan that has been prepared in accordance with the financial reporting requirements of ERISA is attached to this Form 11-K.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bank of Hampton Roads
Defined Contribution 401(k) Plan
(Name of Plan)

Date: June 14, 2005

Jack W. Gibson, Plan Trustee

Donald W. Fulton, Jr. Plan Trustee

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee
Retirement Income Security Act of 1974 (ERISA) and sections 6047(e),
6057(b), and 6058(a) of the Internal Revenue Code (the Code).

► Complete all entries in accordance with
the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2004

This Form is Open to
Public Inspection.

Part I	Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning _____ , and ending _____ ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) _____

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here .... ►☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) .... ►☐

Part II	Basic Plan Information -- enter all requested information.

1a Name of plan
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ► 001

1c Effective date of plan (mo., day, yr.)
01/01/1989

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
BANK OF HAMPTON ROADS

201 VOLVO PARKWAY

CHESAPEAKE   VA   23320-0000

2b Employer Identification Number (EIN)
54-1408074

2c Sponsor's telephone number
757-436-1000

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.



SIGN HERE

Signature of plan administrator _____ Date 5/17/05 _____ DONALD W. FULTON, JR. — Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE _____ Date 5/17/05 _____ DONALD W. FULTON, JR. — Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Form **5500** (2004)

Official Use Only

3a	Plan administrator's name and address (If same as plan sponsor, enter "Same")	3b	Administrator's EIN

SAME

3c Administrator's telephone number

4	If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	b EIN
a	Sponsor's name	c PN

5	Preparer information (optional) a Name (including firm name, if applicable) and address	b EIN
		c Telephone number

6	Total number of participants at the beginning of the plan year	6	111
7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a	Active participants	7a	94
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	20
d	Subtotal. Add lines 7a, 7b, and 7c	7d	114
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	1
f	Total. Add lines 7d and 7e	7f	115
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	115
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	13
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	5

8 Benefits provided under the plan (complete   8a and 8b as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): [2E] [2F] [2G] [2J] [2K] [3E] [ ] [ ] [ ] [ ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

9a	Plan funding arrangement (check all that apply)	9b	Plan benefit arrangement (check all that apply)
(1) [ ]	Insurance	(1) [ ]	Insurance
(2) [ ]	Code section 412(i) insurance contracts	(2) [ ]	Code section 412(i) insurance contracts
(3) [X]	Trust	(3) [X]	Trust
(4) [ ]	General assets of the sponsor	(4) [ ]	General assets of the sponsor

Official Use Only

10   Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a   **Pension Benefit Schedules**

    (1)   [X]   **R**   (Retirement Plan Information)

    (2)   [X]   __1__ **T**   (Qualified Pension Plan Coverage Information)

        If a Schedule T is not attached because the plan

        is relying on coverage testing information for a

        prior year, enter the year   . . . . ▶ _____

    (3)   [ ]   **B**   (Actuarial Information)

    (4)   [ ]   **E**   (ESOP Annual Information)

    (5)   [X]   **SSA**   (Separated Vested Participant Information)

b   **Financial Schedules**

    (1)   [ ]   **H**   (Financial Information)

    (2)   [X]   **I**   (Financial Information – Small Plan)

    (3)   [ ]   **A**   (Insurance Information)

    (4)   [ ]   **C**   (Service Provider Information)

    (5)   [ ]   **D**   (DFE/Participating Plan Information)

    (6)   [ ]   **G**   (Financial Transaction Schedules)

    (7)   [X]   __1__ **P**   (Trust Fiduciary Information)



SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the
Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

**This Form is Open
to Public Inspection.**

For calendar year 2004 or fiscal plan year beginning , and ending .

A Name of plan	B Three-digit
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST	plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
BANK OF HAMPTON ROADS	54-1408074

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you
are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the
value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to
pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and
any payments/receipts to/from insurance carriers.   **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	3374960	3814955
b	Total plan liabilities	1b	0	0
c	Net plan assets (subtract line 1b from line 1a)	1c	3374960	3814955
2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	209913	
	(2) Participants	2a(2)	225668	
	(3) Others (including rollovers)	2a(3)	0	
b	Noncash contributions	2b	0	
c	Other income	2c	166361	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		601942
e	Benefits paid (including direct rollovers)	2e	161947	
f	Corrective distributions (see instructions)	2f	0	
g	Certain deemed distributions of participant loans (see instructions)	2g	0	
h	Other expenses	2h	0	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		161947
j	Net income (loss) (subtract line 2i from line 2d)	2j		439995
k	Transfers to (from) the plan (see instructions)	2k		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current
value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing
the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule I (Form 5500) 2004



		Yes	No	Amount
3 c	Real estate (other than employer real property)	**3c**		X	
d	Employer securities	**3d**	X		974107
e	Participant loans	**3e**		X	
f	Loans (other than to participants)	**3f**		X	
g	Tangible personal property	**3g**		X	

Part II   Transactions During Plan Year

4	During the plan year:		Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	**4a**		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	**4b**		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	**4c**		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	**4d**		X	
e	Was the plan covered by a fidelity bond?	**4e**	X		2800000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	**4f**		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	**4g**		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	**4h**		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	**4i**		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	**4j**		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	**4k**	X		

5a   Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year . . . . ☐ **Yes** ☒ **No**   **Amount** _____

5b   If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

    5b(1)   Name of plan(s)   **5b(2)**   EIN(s)   **5b(3)**   PN(s)



SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary
of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to
Public Inspection.

For trust calendar year 2004 or fiscal year beginning _____ , _____ and ending _____

1a Name of trustee or custodian

JACK GIBSON; DONALD FULTON, JR.

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

201 VOLVO PARKWAY

c City or town, state, and ZIP code

CHESAPEAKE   VA   23320-0000

2a Name of trust
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST

b Trust's employer identification number   54-1684803

3 Name of plan if different from name of trust

SAME

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes   ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ | 54-1408074

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.



SIGN HERE   Signature of fiduciary ▶ _____   Date ▶ 5/17/05

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.

v7.2

Schedule P (Form 5500) 2004

**SCHEDULE R
(Form 5500)**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► **File as an Attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning ____ , and ending ____

A Name of plan	B Three-digit plan number ►	001
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST		

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
BANK OF HAMPTON ROADS	54-1408074

Part I   Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits).   54-1684803   04-3253929

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II   Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☐ No ☒ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ► Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** $ ____

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** $ ____

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** $ ____

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ...... ☐ Yes ☐ No ☐ N/A

Part III   Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .... ☐ Yes ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule R (Form 5500) 2004



SCHEDULE SSA (Form 5500)	Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits	Official Use Only
	Under Section 6057(a) of the Internal Revenue Code	OMB No. 1210-0110
	▶ File as an attachment to Form 5500 unless box 1 is checked.	**2004**
Department of the Treasury Internal Revenue Service		This Form is NOT Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning   ,   and ending   ,

A Name of plan BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST	**B** Three-digit plan number ▶	001
C Plan sponsor's name as shown on line 2a of Form 5500 BANK OF HAMPTON ROADS	**D** Employer Identification Number 54-1408074	

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2
through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.



Signature of plan
administrator   ▶

Phone number of plan administrator ▶   757-436-1000   Date ▶ 5/17/05

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule SSA (Form 5500) 2004

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A — has not previously been reported.

Code B — has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C — has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D — has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First) (M.I.) (Last)			(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	161406234	STEPHEN		FIELDS	A	A	
A	227231335	CRYSTAL	G	HOLLOMAN	A	A	
A	427519791	MELLISA		NILES	A	A	
A	223257957	MEGHAN		ROGERS	A	A	

(a) Entry Code	(g) Units or shares	(Share indicator)	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			97405.84		
A			6043.59		
A			285.40		
A			15.06		



4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A — has not previously been reported.

Code B — has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C — has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D — has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
		Use with entry code "A", "B", "C", or "D"			**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
A	227270814	KEMP	E	SAVAGE, III	A	A	
D	127528437	EDWARD		HENTGES			

(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit				
	Defined contribution plan				
A			48866.68		



Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the
Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to
Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST

B Three-digit
plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF HAMPTON ROADS

D Employer Identification Number
54-1408074

Note: If the plan is maintained by:

● More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

● An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer

1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is _____.

b The number of such QSLOBs that have employees benefiting under this plan is _____.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule T (Form 5500) 2004



Official Use Only

4   Enter the date the plan year began for which coverage data is being submitted.   Month `01`   Day `01`   Year `2004`

a   Did any leased employees perform services for the employer at any time during the plan year? .... ☐ Yes ☒ No

b   In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),

does the employer aggregate plans? .... ☐ Yes ☒ No

c   Complete the following:

    (1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including

          leased employees and self-employed individuals .... | **c(1)** | 230

    (2) Number of excludable employees as defined in IRS regulations (see instructions)...................... | **c(2)** | 112

    (3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1)) .... | **c(3)** | 118

    (4) Number of nonexcludable employees (line 4c(3)) who are HCEs .... | **c(4)** | 5

    (5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan .... | **c(5)** | 96

    (6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs .... | **c(6)** | 5

d   Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the

information on lines 4c and 4d pertains (see instructions) ▶ NONELECTIVE | **d** | 80.5 %

e   Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

Disaggregated part:	Ratio Percentage:	Exception:
(1) 401(K)		D
(2) 401(M)		D
(3)		

f   This plan satisfies the coverage requirements on the basis of (check one):   **(1)** ☒ the ratio percentage test   **(2)** ☐ average benefit test



SUMMARY ANNUAL REPORT

FOR

Bank of Hampton Roads Profit Sharing Plan and Trust

This is the summary of the annual report for the **Bank of Hampton Roads Profit Sharing Plan and Trust**, EIN 54-1408074, for **January 1, 2004** through December 31, 2004. The annual report has been filed with the **Employee Benefits Security Administration**, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by **a trust**. Plan expenses were $161,947 in benefits paid to the participants and beneficiaries. A total of 115 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $3,814,955 as of **December 31, 2004** compared to $3,374,960 as of **January 1, 2004**. During the plan year the plan experienced **an increase** in its net assets of $439,995. This **increase** includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $601,942; including contributions by the employer and employees of $435,581, and earnings from investments of $166,361.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request.

To obtain a copy of the full annual report, or any part thereof, write or call the office of **Bank of Hampton Roads**, who is the Plan Administrator, 201 Volvo Parkway, Chesapeake, VA 23320, (757) 436-1000.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: MFS $1,763,135; **Bank of Hampton Roads $2,051,820**. You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact an EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/dol/EBSA.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 201 Volvo Parkway, Chesapeake, VA 23320 and at the U.S. Department of Labor in Washington, D.C., or obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N5638, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.